Filed by Allergan, Inc.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Inamed Corporation
Registration No. 333-129871
ALLERGAN ANNOUNCES 2006 FINANCIAL GUIDANCE AND INVESTOR CALL
(IRVINE, Calif., March 27, 2006) — Allergan, Inc. (NYSE: AGN) today announced 2006 financial guidance and will host a telephone conference call and a Web cast including presentation slides to review the financial guidance today at 8 a.m. Pacific Standard Time (11:00 a.m. Eastern Standard Time).
Outlook
For the full year of 2006, Allergan estimates:
•	Total sales between $2,805 million and $2,945 million.
•	Pharmaceutical sales between $2,445 million and $2,545 million. Pharmaceutical sales exclude sales of products acquired in the Inamed transaction.

•	Alphagan® Franchise sales between $275 million and $295 million.

•	Lumigan® sales between $280 million and $300 million.

•	Restasis® sales between $270 million and $290 million.

•	Botox® sales between $870 million and $905 million (excludes Botox® sales in Japan as a result of Allergan’s development and promotion arrangements with GlaxoSmithKline). To assist in year-over-year Botox® sales growth calculations, Allergan has provided 2005 and 2004 quarterly Botox® net sales in Japan in the financial tables of this document.

•	The following sales outlook relating to products acquired in the Inamed transaction represents estimates for approximately nine months of 2006 and is included in total sales guidance above:
•	Breast aesthetic sales between $180 million and $200 million.

•	Obesity intervention sales between $130 million and $140 million.

•	Dermal filler sales between $45 million and $55 million.
•	The following are income statement ratios as a percentage of total revenue, which include the estimated effect of expensing stock options. In accordance with United States Generally Accepted Accounting Principles (GAAP), Allergan will begin implementing Financial Accounting Standards Board Statement No. 123R (FAS 123R) in the first quarter of 2006:
•	Gross Profit of between 81.5% and 82.5%.

•	Research and Development of approximately 16%.

•	SG&A of approximately 41%.
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•	Other revenue of between $50 million and $60 million, which consists of:
•	other revenue associated with the development and promotion arrangements with GlaxoSmithKline of between $30 million and $35 million; and

•	other revenue associated with various contractual and royalty agreements of between $20 million and $25 million.
In 2005, these contractual and royalty agreements generated $15.8 million of equivalent reimbursement and other income which reduced SG&A.
•	Adjusted diluted earnings per share are expected to be between $3.56 and $3.62, which includes a $0.20 per share negative impact related to the estimated effect of expensing stock options in accordance with FAS 123R. Adjusted diluted earnings per share guidance excludes non-GAAP adjustments to adjusted diluted earnings per share including the following after-tax items (representing estimates for approximately nine months of 2006):
•	amortization of acquired intangible assets associated with the Inamed acquisition of approximately $40 million to $45 million;

•	merger related integration and transition costs associated with the Inamed acquisition of approximately $40 million to $50 million; and

•	purchase accounting adjustments related to inventory and in-process research and development associated with the Inamed acquisition of approximately $145 million to $155 million.
A reconciliation of the adjustments made from GAAP diluted earnings per share guidance to adjusted diluted earnings per share guidance is contained in the financial tables of this document.
•	The estimated pre-tax impact from expensing stock options under FAS 123R will be approximately $44 million and the estimated allocation of this amount is expected to be as follows:
•	approximately 7% to Cost of Sales;
•	approximately 22% to Research and Development; and
•	approximately 71% to SG&A
•	Diluted shares outstanding of between approximately 150 million and 152 million, which may be adjusted, depending on Allergan’s stock price, to account for the dilutive effect of Allergan’s $641,500,000 principal amount at maturity Zero Coupon Convertible Senior Notes Due 2022.
•	Allergan currently estimates that its effective tax rate on adjusted earnings will be approximately 28%.
For the first quarter of 2006, Allergan estimates:
•	Total sales between $600 million and $610 million (which excludes Inamed sales).
•	Adjusted diluted earnings per share are expected to be between $0.80 and $0.81. Adjusted diluted earnings per share guidance for the first quarter of 2006 includes an expense of $0.04 per share related to the estimated effect of expensing stock options in accordance with FAS 123R discussed above. Adjusted diluted earnings per share guidance excludes non-GAAP adjustments to adjusted diluted earnings per share including the following after-tax item:
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•	purchase accounting adjustment related to in-process research and development associated with the Inamed acquisition of approximately $110 million to $115 million.
A reconciliation of the adjustments made from GAAP diluted earnings per share guidance to adjusted diluted earnings per share guidance is contained in the financial tables of this document.
Investor Call
As previously announced on March 23, 2006, Allergan will host a telephone conference call and a Web cast, including presentation slides, to discuss the 2006 financial guidance today, March 27, 2006, at 8:00 a.m. Pacific Standard Time (11:00 a.m. Eastern Standard Time). You may participate in this call by dialing 1-888-324-9234 or by calling 1-630-395-0495 from international locations. A passcode, “Allergan”, will be required. David E.I. Pyott, Allergan’s Chairman of the Board and Chief Executive Officer, will comment before answering questions. The live Web cast and presentation slides can be accessed through the Allergan web site, www.allergan.com, beginning at 8:00 a.m. Pacific Standard Time (11:00 a.m. Eastern Standard Time).
A replay of the discussion will be available soon after the call and can be accessed through www.allergan.com, by dialing 1-800-366-0230 for domestic locations or by calling 1-203-369-3258 for international locations. A pass code is not required when accessing the replay. The replay will be available for one week following the live call.
Forward-Looking Statements
This press release contains statements regarding new product development, market potential, expected growth, efficiencies, costs and savings, Allergan’s expected, estimated or anticipated future results, including the outlook for Allergan’s earnings per share and revenue forecasts, among other statements, all of which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements in this press release reflect Allergan’s current analysis of existing trends and information and represent Allergan’s judgment only as of the date of this press release. Because forecasts are inherently estimates that cannot be made with precision, Allergan’s performance at times may differ materially from its estimates and targets, and Allergan often does not know what the actual results will be until after a quarter’s end and year’s end. Therefore, Allergan will not report or comment on its progress during a current quarter except through public announcement. Any statement made by others with respect to progress during a current quarter cannot be attributed to Allergan.
All forward-looking statements in this press release reflect Allergan’s current analysis of existing trends and information and represent Allergan’s judgment only as of the date of this press release. Actual results may differ materially from current expectations based on a number of factors affecting Allergan’s businesses, including, among other things, changing competitive, market and regulatory conditions; the timing and uncertainty of the results of both the research and development and regulatory processes; domestic and foreign health care and cost containment reforms; technological advances and patents obtained by competitors; the performance, including the approval, introduction, and consumer and physician acceptance, of new products and the continuing acceptance of currently marketed products; the effectiveness of advertising and other promotional campaigns; the potential adverse effects of negative publicity concerning any of our products, the timely and successful implementation of strategic initiatives; the results of any pending or future litigations, investigations or claims; the uncertainty associated with the identification of and successful consummation and execution of external corporate development initiatives and strategic partnering transactions; Allergan’s ability to obtain and
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successfully maintain a sufficient supply of products to meet market demand in a timely manner; and Allergan’s efforts to integrate Inamed’s business and operations acquired in the recently completed acquisition and to otherwise realize the strategic and synergistic benefits sought in such acquisition. In addition, matters generally affecting the economy, such as changes in interest and currency exchange rates; international relations; and the state of the economy worldwide, can materially affect Allergan’s results. Therefore, the reader is cautioned not to unduly rely on any of these forward-looking statements. Allergan expressly disclaims any intent or obligation to update these forward-looking statements except as required to do so by law.
Allergan has filed a Registration Statement on Form S-4 in connection with the offer and sale of Allergan common stock in the Inamed exchange offer and subsequent merger. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the Inamed acquisition, as they contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s web site at www.sec.gov, and at Allergan’s web site at www.Allergan.com. Additional copies of the prospectus, which is a part of Allergan’s Registration Statement on Form S-4, can be obtained by contacting MacKenzie Partners, the Information Agent for the merger, at (800) 322-2885. Copies of Allergan’s press releases and additional information about Allergan is available at www.allergan.com or you can contact the Allergan Investor Relations Department by calling 714-246-4636.
About Allergan, Inc.
Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company providing specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the ophthalmology, neurosciences, medical dermatology, medical aesthetics and other specialty markets that deliver value to its customers, satisfy unmet medical needs, and improve patients’ lives.
Allergan Contacts
Jim Hindman (714) 246-4636 (investors)
Joann Bradley (714) 246-4766 (investors)
Ashwin Agarwal (714) 246-4582 (investors)
Caroline VanHove (714) 246-5134 (media)
Heather Katt (714) 246-6224 (media)
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ALLERGAN, INC.
Reconciliation of GAAP Diluted Earnings Per Share Guidance
To Adjusted Diluted Earnings Per Share Guidance
(Unaudited)

	Quarter 1, 2006
	Low	High
GAAP diluted Earnings Per Share Guidance (a)	$0.07	$0.05

Purchase accounting adjustment related to in-process research and development	0.73	0.76

Adjusted Diluted Earnings Per Share	$0.80	$0.81

(a) Includes stock option expense recorded in accordance with SFAS 123R of $0.04 per share.

	Fiscal 2006
	Low	High
GAAP diluted Earnings Per Share Guidance (a)	$2.08	$1.96

Amortization of acquired intangible assets	0.26	0.30
Merger related integration and transition costs	0.26	0.33
Purchase accounting adjustments related to inventory and in-process research and development	0.96	1.03

Adjusted Diluted Earnings Per Share	$3.56	$3.62

(a) Includes stock option expense recorded in accordance with SFAS 123R of $0.20 per share.
“GAAP” refers to financial information presented in accordance with generally accepted accounting principles in the United States.
This press release includes historical non-GAAP financial measures, as defined in Regulation G promulgated by the Securities and Exchange Commission, with respect to the twelve months ended December 31, 2005 and December 31, 2004 and with respect to diluted earnings per share guidance for the first fiscal quarter of 2006 and for fiscal year 2006. Allergan believes that its presentation of historical non-GAAP financial measures provides useful supplementary information to investors. The presentation of historical non-GAAP financial measures is not meant to be considered in isolation from or as a substitute for results prepared in accordance with accounting principles generally accepted in the United States.
In this press release, Allergan presents the non-GAAP financial measure “adjusted earnings” and related “adjusted diluted earnings per share.” Allergan uses adjusted earnings to enhance the investor’s overall understanding of the financial performance and prospects for the future of Allergan’s core business activities. Specifically, Allergan believes that a presentation of adjusted earnings provides consistency in its financial reporting and facilitates the comparison of results of core business operations between its current, past and future periods. Adjusted earnings is one of the primary indicators management uses for planning and forecasting in future periods. Allergan also uses adjusted earnings for evaluating management performance for compensation purposes.
The above non-GAAP adjustments have been based upon preliminary estimates of the fair value of assets acquired and liabilities assumed as of the date of the offer and Inamed merger. This preliminary allocation of purchase price is based on available public information and is dependent upon certain estimates and assumptions which are preliminary. A final determination of the fair value of Inamed’s assets and liabilities will be based on the actual net tangible and intangible assets of Inamed that exist as of the date of completion of the transaction. Consequently, our preliminary estimates could change significantly from those used in this press release and could result in a material change to such estimates.
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ALLERGAN, INC.
Supplemental Information Regarding Inamed Sales
(Unaudited)

2005 Inamed Sales
in millions
					Full Year
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	2005
Obesity Intervention	$27.6	$29.7	$35.5	$38.4	$131.2
Breast Aesthetics	59.2	64.5	52.2	55.0	230.9
Facial Aesthetics	17.5	19.1	16.5	18.6	71.7
Other	0.9	1.3	1.0	0.8	4.0

Total Inamed Sales	$105.2	$114.6	$105.2	$112.8	$437.8

2004 Inamed Sales
in millions
					Full Year
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	2004
Obesity Intervention	$19.2	$21.1	$22.2	$26.0	$88.5
Breast Aesthetics	52.8	57.3	49.3	56.3	215.8
Facial Aesthetics	17.5	20.5	17.1	20.6	75.6
Other	1.3	0.8	1.4	0.9	4.5

Total Inamed Sales	$90.8	$99.7	$90.0	$103.8	$384.4

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ALLERGAN, INC.
Supplemental Non-GAAP Information Regarding Botox® Net Sales in Japan
(Unaudited)

	Year ended
	December 31,	December 31,
	2005	2004
Japan Botox® Net Sales (in millions)
Fiscal Quarter 1	$7.9	$6.4
Fiscal Quarter 2	9.4	8.3
Fiscal Quarter 3	10.1	8.3
Fiscal Quarter 4	11.4	9.5

Total Year	$38.8	$32.5

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[The following presentation was prepared by Allergan, Inc. in connection with its 2006 combined company financial guidance conference call and webcast held at 8:00 a.m. Pacific Time on March 27, 2006.]

* * * *

March 2006 Allergan's Acquisition of Inamed & Financial Guidance

Forward-looking Statements Supplemental Information This presentation contains statements regarding new product development, market potential, expected growth, efficiencies, costs and savings, Allergan's expected, estimated or anticipated future results, including the outlook for Allergan's earnings per share and revenue forecasts, among other statements, all of which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements in this presentation reflect Allergan's current analysis of existing trends and information and represent Allergan's judgment only as of the date of this presentation. Because forecasts are inherently estimates that cannot be made with precision, Allergan's performance at times may differ materially from its estimates and targets, and Allergan often does not know what the actual results will be until after a quarter's end and year's end. Therefore, Allergan will not report or comment on its progress during a current quarter except through public announcement. Any statement made by others with respect to progress during a current quarter cannot be attributed to Allergan. All forward-looking statements in this presentation reflect Allergan's current analysis of existing trends and information and represent Allergan's judgment only as of the date of this presentation. Actual results may differ materially from current expectations based on a number of factors affecting Allergan's businesses, including, among other things, changing competitive, market and regulatory conditions; the timing and uncertainty of the results of both the research and development and regulatory processes; domestic and foreign health care and cost containment reforms; technological advances and patents obtained by competitors; the performance, including the approval, introduction, and consumer and physician acceptance, of new products and the continuing acceptance of currently marketed products; the effectiveness of advertising and other promotional campaigns; the potential adverse effects of negative publicity concerning any of our products, the timely and successful implementation of strategic initiatives; the results of any pending or future litigations, investigations or claims; the uncertainty associated with the identification of and successful consummation and execution of external corporate development initiatives and strategic partnering transactions; Allergan's ability to obtain and successfully maintain a sufficient supply of products to meet market demand in a timely manner; and Allergan's efforts to integrate Inamed's business and operations acquired in the recently completed acquisition and to otherwise realize the strategic and synergistic benefits sought in such acquisition. In addition, matters generally affecting the economy, such as changes in interest and currency exchange rates; international relations; and the state of the economy worldwide, can materially affect Allergan's results. Therefore, the reader is cautioned not to unduly rely on any of these forward-looking statements. Allergan expressly disclaims any intent or obligation to update these forward-looking statements except as required to do so by law. Allergan has filed a Registration Statement on Form S-4 in connection with the offer and sale of Allergan common stock in the Inamed exchange offer and subsequent merger. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the Inamed acquisition, as they contain important information. These SEC filings, as well as Allergan's other public SEC filings, can be obtained without charge at the SEC's web site at www.sec.gov, and at Allergan's web site at www.Allergan.com. Additional copies of the prospectus, which is a part of Allergan's Registration Statement on Form S-4, can be obtained by contacting MacKenzie Partners, the Information Agent for the merger, at (800) 322-2885. Copies of Allergan's presentations and additional information about Allergan is available at www.allergan.com or you can contact the Allergan Investor Relations Department by calling 714-246-4636.

Financial Benefits Enhanced growth profile Neutral to Adjusted EPS* in 2006 Accretive to Adjusted EPS* in 2007 and beyond Revenue and cost synergies Revenue Earnings Synergies Incremental R&D Enhanced profitability facilitates incremental pharma R&D investment in 2007 & beyond * Excludes after-tax Non-GAAP adjustments. See reconciliation at end of presentation.

Inamed Acquisition Synergies: ~ $26M annualized pretax in 2006 Cost: ~ $16M (all in SG&A) Sales/Gross Profit: ~ $10M Integration Clear & rapid integration plan Anticipate 100 days to integrate key business processes

2006 Impact of Non-GAAP Adjustments Amortization of acquired intangible assets estimated between $40M and $45M* Merger related integration and transition costs estimated between $40M and $50M* Purchase accounting adjustments estimated between $145M and $155M* * Represents after-tax estimates for approximately 9 months in 2006

Total Non-Recurring Costs * Realized in 2006

Acquisition Financing / Capital Structure $1.6 billion funded through $500 million of cash on balance sheet and draw down on bridge facility Arranging permanent financing in the form of short and long-term debt to replace bridge facility Committed to de-leveraging and maintaining balance sheet flexibility and liquidity Significant free cash flow generation

2006 Full Year Sales Guidance* * As provided on March 27, 2006 ** Excludes products acquired in the Inamed transaction *** Excludes Botox(r) sales in Japan as a result of Allergan's development and promotion arrangements with GlaxoSmithKline **** Represents estimates for approximately 9 months in 2006

2006 Full Year Guidance* *As provided on March 27, 2006 1 Includes stock option expense under FAS 123R 2 Includes stock option expense under FAS 123R of approximately $0.20 and excludes after-tax non-GAAP adjustments of between $1.48 and $1.66 for approximately 9 months in 2006 (see reconciliations at end of presentation) 3 Assumes extension of U.S. R&D tax credit

2006 Full Year Adjusted Earnings Per Share* * As provided on March 27, 2006

2006 Q1 Guidance* *As provided on March 27, 2006 1 Includes stock option expense under FAS 123R of approximately $0.04 (see reconciliations at end of presentation) 2 Excludes Inamed sales

"GAAP" refers to financial information presented in accordance with generally accepted accounting principles in the United States. This presentation includes historical non-GAAP financial measures, as defined in Regulation G promulgated by the Securities and Exchange Commission, with respect to the twelve months ended December 31, 2005 and December 31, 2004 and with respect to diluted earnings per share guidance for the first fiscal quarter of 2006 and for fiscal year 2006. Allergan believes that its presentation of historical non-GAAP financial measures provides useful supplementary information to investors. The presentation of historical non-GAAP financial measures is not meant to be considered in isolation from or as a substitute for results prepared in accordance with accounting principles generally accepted in the United States. In this presentation, Allergan presents the non-GAAP financial measure "adjusted earnings" and related "adjusted diluted earnings per share." Allergan uses adjusted earnings to enhance the investor's overall understanding of the financial performance and prospects for the future of Allergan's core business activities. Specifically, Allergan believes that a presentation of adjusted earnings provides consistency in its financial reporting and facilitates the comparison of results of core business operations between its current, past and future periods. Adjusted earnings is one of the primary indicators management uses for planning and forecasting in future periods. Allergan also uses adjusted earnings for evaluating management performance for compensation purposes. The non-GAAP adjustments have been based upon preliminary estimates of the fair value of assets acquired and liabilities assumed as of the date of the offer and Inamed merger. This preliminary allocation of purchase price is based on available public information and is dependent upon certain estimates and assumptions which are preliminary. A final determination of the fair value of Inamed's assets and liabilities will be based on the actual net tangible and intangible assets of Inamed that exist as of the date of completion of the transaction. Consequently, our preliminary estimates could change significantly from those used in this presentation and could result in a material change to such estimates. Reconciliation of GAAP Diluted Earnings Per Share Guidance To Adjusted Diluted Earnings Per Share Guidance (Unaudited) (Unaudited) (Unaudited) (Unaudited)

Forward-looking Statements Supplemental Information This presentation contains statements regarding new product development, market potential, expected growth, efficiencies, costs and savings, Allergan's expected, estimated or anticipated future results, including the outlook for Allergan's earnings per share and revenue forecasts, among other statements, all of which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements in this presentation reflect Allergan's current analysis of existing trends and information and represent Allergan's judgment only as of the date of this presentation. Because forecasts are inherently estimates that cannot be made with precision, Allergan's performance at times may differ materially from its estimates and targets, and Allergan often does not know what the actual results will be until after a quarter's end and year's end. Therefore, Allergan will not report or comment on its progress during a current quarter except through public announcement. Any statement made by others with respect to progress during a current quarter cannot be attributed to Allergan. All forward-looking statements in this presentation reflect Allergan's current analysis of existing trends and information and represent Allergan's judgment only as of the date of this presentation. Actual results may differ materially from current expectations based on a number of factors affecting Allergan's businesses, including, among other things, changing competitive, market and regulatory conditions; the timing and uncertainty of the results of both the research and development and regulatory processes; domestic and foreign health care and cost containment reforms; technological advances and patents obtained by competitors; the performance, including the approval, introduction, and consumer and physician acceptance, of new products and the continuing acceptance of currently marketed products; the effectiveness of advertising and other promotional campaigns; the potential adverse effects of negative publicity concerning any of our products, the timely and successful implementation of strategic initiatives; the results of any pending or future litigations, investigations or claims; the uncertainty associated with the identification of and successful consummation and execution of external corporate development initiatives and strategic partnering transactions; Allergan's ability to obtain and successfully maintain a sufficient supply of products to meet market demand in a timely manner; and Allergan's efforts to integrate Inamed's business and operations acquired in the recently completed acquisition and to otherwise realize the strategic and synergistic benefits sought in such acquisition. In addition, matters generally affecting the economy, such as changes in interest and currency exchange rates; international relations; and the state of the economy worldwide, can materially affect Allergan's results. Therefore, the reader is cautioned not to unduly rely on any of these forward-looking statements. Allergan expressly disclaims any intent or obligation to update these forward-looking statements except as required to do so by law. Allergan has filed a Registration Statement on Form S-4 in connection with the offer and sale of Allergan common stock in the Inamed exchange offer and subsequent merger. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the Inamed acquisition, as they contain important information. These SEC filings, as well as Allergan's other public SEC filings, can be obtained without charge at the SEC's web site at www.sec.gov, and at Allergan's web site at www.Allergan.com. Additional copies of the prospectus, which is a part of Allergan's Registration Statement on Form S-4, can be obtained by contacting MacKenzie Partners, the Information Agent for the merger, at (800) 322-2885. Copies of Allergan's presentations and additional information about Allergan is available at www.allergan.com or you can contact the Allergan Investor Relations Department by calling 714-246-4636.

March 2006 Allergan's Acquisition of Inamed & Financial Guidance